UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Enduro Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

29269K100

(CUSIP Number)

November 3, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

Schedule 13G

CUSIP No. 29269K100	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Jerry Roger Kent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,020,738 (1)
	6	SHARED VOTING POWER 630,000 (2)
	7	SOLE DISPOSITIVE POWER 1,020,738 (1)
	8	SHARED DISPOSITIVE POWER 630,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,738
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported includes 109,938 units of beneficial interest (“Units”) held by a revocable trust, of which Mr. Kent is the sole trustee and sole beneficiary.

(2)	The amount reported includes 220,000 Units held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors. The amount reported also includes 410,000 Units jointly held by Mr. Kent and his spouse, Jeanette Kent.

(3)	All Units beneficially owned by Mr. Kent represent 5.0% of the outstanding Units of the Issuer based on 33,000,000 Units outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2017.

Schedule 13G

CUSIP No. 29269K100	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Enduro Royalty Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Bank of New York Mellon Trust Company, N.A., Trustee

Global Corporate Trust

919 Congress Avenue, Suite 500

Austin, Texas 78701

Item 2(a).	Name of Person Filing:

Jerry Roger Kent

Item 2(b).	Address of Principal Business Office or, if None, Residence:

4965 Preston Park Blvd., Suite 170 East

Plano, Texas 75093-5180

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Units of Beneficial Interest

Item 2(e).	CUSIP Number:

29269K100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Schedule 13G

CUSIP No. 29269K100	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership:

(a)	Amount beneficially owned:	1,650,738

(b)	Percent of class:	5.0% (1)

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or direct the vote:	1,020,738 (2)

	(ii) Shared power to vote or direct the vote:	630,000 (3)

	(iii) Sole power to dispose or to direct the disposition of:	1,020,738 (2)

	(iv) Shared power to dispose or to direct the disposition of:	630,000 (3)

(1) All units of beneficial interest (“Units”) beneficially owned by Mr. Kent represent 5.0% of the outstanding Units of the Issuer based on 33,000,000 Units outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 27, 2017.

(2) The amount reported includes 109,938 Units held by a revocable trust, of which Mr. Kent is the sole trustee and sole beneficiary.

(3) The amount reported includes 220,000 Units held by Roger Kent Investments, Inc., of which Mr. Kent and his spouse, Jeanette Kent, are the sole shareholders and sole directors. The amount reported also includes 410,000 Units jointly held by Mr. Kent and his spouse, Jeanette Kent.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Schedule 13G

CUSIP No. 29269K100	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Schedule 13G

CUSIP No. 29269K100	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

/s/ Jerry Roger Kent
Jerry Roger Kent